Exhibit 7.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	Year ended December 31,
	2007	2006
FIXED CHARGES
Interests and commissions on debt	8,291,657	4,836,256
Other interest and borrowing expenses	81,968	64,807
Estimate of the interest within rental expense	317	300

Total fixed charges, as defined	8,373,942	4,901,363

EARNINGS:
Net income	(148,786)	159,268
Income taxes	(61,086)	57,760
Fixed charges, as defined	8,373,942	4,901,363

Total earnings, as defined	8,164,070	5,118,391

RATIO OF EARNINGS TO FIXED CHARGES(2)(3)	0.97	1.04

The amount of coverage deficiency:	209,872

(1)	Effective January 1, 2007, the accounts are presented according to international accounting principles as issued by the IASB (International Financial Reporting Standards). Figures for the year ended December 31, 2006 have been restated under IFRS for comparative purposes.

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expenses and premiums on bond debt issued.

(3)	The ratio of earnings to fixed charges in the year ended December 31, 2007 had a deficit due to negative earnings of NOK 210 million (USD 39 million). The negative earnings in the year ended December 31, 2007 were driven by the impact of reduced market values of our investments in securities in the trading portfolio.